Exhibit (a)(3)

ral14d1

May 6, 1998

             TO:           RAL Income + Equity Growth V Limited Partners

         SUBJECT:          OFFER TO PURCHASE INTERESTS AT $475 PER UNIT
                                                   ---------


Dear Fellow Limited Partner:

     As described in the enclosed Offer to Purchase and related Letter of Transmittal (the "Offer"), MacKenzie Patterson Special Fund, L.P., MacKenzie Patterson Special Fund 3, LLC, CFS Secondary Market Fund, Ltd., Accelerated High Yield Institutional Fund I, L.P., Accelerated High Yield Institutional Investors, L.P. and Peachtree Partners (together the "Purchasers") are offering to purchase up to 2,465 Limited Partnership Units in RAL5 for

                              $475 CASH PER UNIT.

     The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in RAL 5 without the usual transaction costs associated with market sales or partnership transfer fees. The Purchasers and their affiliates currently own or control 4.5% of the outstanding Units.

     After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the yellow Letter of Transmittal and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                              1640 School Street
                            Moraga, California 94556

                            Telecopy: (925) 631-9119

     If you have any questions or need assistance, please call the Depository at 800-854-8357.

              This Offer expires (unless extended) June 5, 1998